Exhibit 99.2

12 December 2005

Directors’ Interests

SHORT TERM DEFERRED INCENTIVE PLAN

The second tranch of shares (equivalent to one third of the conditional award made in respect of the 2002/03 annual bonus) under the Short Term Deferred Incentive Plan was released on Friday, 9 December 2005.

Accordingly, shares have been transferred from the Mitchells & Butlers Employee Benefit Trust (the “Trust”), net of tax and NI liabilities, to directors as follows:

Director	Number of shares	Total number of shares held after this award
Mike Bramley	10,217	115,124
Tim Clarke	15,719	556,586
Tony Hughes	10,217	133,215
Karim Naffah	11,004	246,717

Following these releases and share option exercises by non-directors, the balance in the Trust is 691,716 Mitchells & Butlers shares. The executive directors of the Company, Mike Bramley, Tim Clarke, Tony Hughes and Karim Naffah, are technically deemed to be interested in these shares as potential beneficiaries under the Trust.

Victoria M Penrice

0121 498 6514